SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 BOURNEMOUTH WINS RYANAIR'S 24th EUROPEAN BASE

                   $70M INVESTMENT, 1,000 JOBS AND 12 ROUTES

Ryanair, Europe's largest low fares airline today (Wednesday, 9th January 2008) announced its 24th European base in Bournemouth on England's South Coast. From April, Ryanair will base one $70m Boeing 737-800 aircraft which will serve 5 new routes to Malaga, Murcia, Nantes, Palma and Wroclaw operating alongside Ryanair's 7 existing routes from Bournemouth to Alicante, Barcelona, Dublin, Glasgow, Marseille, Milan and Pisa. Capacity on the Glasgow route will be doubled to allow for day return traffic, providing a significantly cheaper option for passengers than the high fares charged by Flybe from neighbouring Southampton.

This investment will deliver 1m passengers p.a. for the South Coast resulting in a visitor spend of GBP60m which will sustain 1,000 jobs in the local economy. Only Ryanair guarantees the lowest fares for passengers on the South Coast and today's new route announcements will generate annual passenger savings of GBP40m compared to the high fares charged by Flybe from Southampton. The lowest fares to / from the South Coast are only available with Ryanair from Bournemouth. That's guaranteed.

Announcing the new base in Bournemouth, Ryanair's Director of Scheduled Revenue, Sean Coyle said:

        "Bournemouth Airport has competed successfully against airports across Europe to win our 24th European base. We look forward to delivering even more passenger savings on even more routes from the South Coast thanks to Ryanair's guaranteed lowest fares. With this new base, Ryanair will deliver significant economic benefits throughout the region, capitalising on its huge tourism potential by making it cheaper and easier than ever before to get here".

        "To celebrate the launch of our new Bournemouth base, passengers who book a return flight on any routes to / from Bournemouth before midnight Thursday will receive a free bonus return flight, no taxes, no fees, and no charges on a choice of over 200 routes. We advise passengers to snap up their free bonus flights today by booking now on www.ryanair.com".


Ends.                             Wednesday, 9th January 2008


For reference:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 January 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director